SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             THE FIRST TRUST SPECIAL
                                      SITUATIONS TRUST, SERIES 178


B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

E.   Title and Amount of
     Securities Being Registered:     An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Proposed Maximum Offering
     Price to the Public of the
     Securities Being Registered:     Indefinite.

G.   Amount of Filing Fee:            $0.00

H.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 178

                      Cross-Reference Sheet


         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

           FORM N-8B-2                        FORM S-6
           ITEM NUMBER                  HEADING IN PROSPECTUS

            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                 Prospectus front cover
     (b)  Title of securities issued    Summary of Essential
                                        Information

2.        Name and address of each      Information as to
          depositor                     Sponsor, Trustee and
                                        Evaluator

3.        Name and address of           Information as to
          trustee                       Sponsor, Trustee and
                                        Evaluator

4.        Name and address of           Underwriting
          principal underwriters

5.        State of organization         The First Trust Special
          of trust                      Situations Trust

6.        Execution and termination     The First Trust Special
          of trust agreement            Situations Trust; Other
                                        Information

7.        Changes of name                    *

8.        Fiscal Year                        *

9.        Litigation                         *

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer          Rights of Unit Holders
          securities

     (b)  Cumulative or distributive
          securities                    The First Trust Special
                                        Situations Trust

     (c)  Redemption                    Rights of Unit Holders

     (d)  Conversion, transfer, etc.    Rights of Unit Holders

     (e)  Periodic payment plan
          certificates                       *

     (f)  Voting rights                 Rights of Unit Holders;
                                        Other Information

     (g)  Notice of certificate-        Rights of Unit Holders;
          holders                       Other Information

     (h)  Consents required             Rights of Unit Holders;
                                        Other Information

     (i)  Other provisions              The First Trust Special
                                        Situations Trust

11.  Types of securities comprising     The First Trust Special
                                        units Situations Trust

12.       Certain information
          regarding periodic payment
          plan certificates                  *

13.  (a)  Load, fees, expenses, etc.    Summary of Essential
                                        Information; Public
                                        Offering; The First Trust
                                        Special Situations Trust

     (b)  Certain information
          regarding periodic payment
          plan certificates                  *

     (c)  Certain percentages           Summary of Essential
                                        Information; The First
                                        Trust Special Situations
                                        Trust; Public Offering

     (d)  Difference in price offered   Public Offering
          for any class of transactions
          to any class or group of
          individuals

     (e)  Certain other load fees,      Rights of Unit Holders
          expenses, etc. payable by
          holders

     (f)  Certain profits receivable    The First Trust Special
          by depositor, principal       Situations Trust
          underwriters, trustee or
          affiliated persons

     (g)  Ratio of annual charges to
          income                             *

14.       Issuance of trust's           Rights of Unit Holders
          securities

15.       Receipt and handling of
          payments from purchasers           *

16.       Acquisition and disposition
          of underlying securities      The First Trust Special
                                        Situations Trust; Rights
                                        of Unit Holders

17.       Withdrawal or redemption      The First Trust Special
                                        Situations Trust; Public
                                        Offering; Rights of Unit
                                        Holders

18.  (a)  Receipt, custody and
          disposition of income         Rights of Unit Holders

     (b)  Reinvestment of
          distributions                 Rights of Unit Holders

     (c)  Reserves or special funds     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (d)  Schedule of distributions          *

19.       Records, accounts and
          reports                       Rights of Unit Holders

20.       Certain miscellaneous
          provisions of trust
          agreement

     (a)  Amendment                     Other Information

     (b)  Termination                   Other Information

     (c)  and (d) Trustee, removal and
          successor                     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

     (e)  and (f) Depositor, removal    Information as to
          and successor                 Sponsor, Trustee and
                                        Evaluator

21.       Loans to security holders          *

22.       Limitations on liability      The First Trust Special
                                        Situations Trust;
                                        Information as to
                                        Sponsor, Trustee and
                                        Evaluator

23.       Bonding arrangements          Contents of Registration
                                        Statement

24.       Other material provisions
          of trust agreement                 *

III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.       Organization of depositor     Information as to
                                        Sponsor, Trustee and
                                        Evaluator

26.       Fees received by depositor         *

27.       Business of depositor         Information as to
                                        Sponsor, Trustee and
                                        Evaluator

28.       Certain information as to          *
          officials and affiliated
          persons of depositor

29.       Voting securities of               *
          depositor

30.       Persons controlling                *
          depositor

31.       Payment by depositor for           *
          certain services rendered
          to trust

32.       Payment by depositor for           *
          certain other services
          rendered to trust

33.       Remuneration of other              *
          persons for certain
          services rendered to trust

34.       Remuneration of other              *
          persons for certain services
          rendered to trust

                IV.  DISTRIBUTION AND REDEMPTION

35.       Distribution of trust's
          securities by states          Public Offering

36.       Suspension of sales of
          trust's securities                 *

37.       Revocation of authority
          to distribute                      *

38.  (a)  Method of distribution        Public Offering

     (b)  Underwriting agreements       Public Offering;
                                        Underwriting

     (c)  Selling agreements            Public Offering

39.  (a)  Organization of principal     Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  N.A.S.D. membership of        Information as to
          principal underwriters        Sponsor, Trustee and
                                        Evaluator

40.       Certain fee received by       See Items 13(a) and 13(e)
          principal underwriters

41.  (a)  Business of principal         Information as to
          underwriters                  Sponsor, Trustee and
                                        Evaluator

     (b)  Branch offices of
          principal underwriters             *

     (c)  Salesmen of principal
          underwriters                       *

42.       Ownership of trust's
          securities by certain
          persons                            *

43.       Certain brokerage
          commissions received
          by principal underwriters          *

44.  (a)  Method of valuation           Summary of Essential
                                        Information; The First
                                        Trust Special Situations
                                        Trust; Public Offering

     (b)  Schedule as to offering
          price                              *

     (c)  Variation in offering         Public Offering
          price to certain persons

45.       Suspension of redemption
          rights                             *

46.  (a)  Redemption Valuation          Rights of Unit Holders

     (b)  Schedule as to redemption
          price                              *

47.       Maintenance of position       Public Offering; Rights
          in underlying securities      of Unit Holders

       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.       Organization and regulation   Information as to
          of trustee                    Sponsor, Trustee and
                                        Evaluator

49.       Fees and expenses of trustee  The First Trust Special
                                        Situations Trust

50.       Trustee's lien                The First Trust Special
                                        Situations Trust

     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OR
                           SECURITIES

51.       Insurance of holders of            *
          trust's securities

                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust           The First Trust Special
          agreement with respect        Situations Trust; Rights
          to selection or elimination   of Unit Holders
          of underlying securities

     (b)  Transactions involving
          elimination of underlying
          securities                         *

     (c)  Policy regarding              The First Trust Special
          substitution or elimination   Situations Trust; Rights
          of underlying securities      of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                  *

53.       Tax status of Trust           The First Trust Special
                                        Situations Trust

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.       Trust's securities during
          last ten years                     *

55.       Certain information regarding
          periodic payment plan
          certificates

56.       Certain information regarding
          periodic payment plan
          certificates

57.       Certain information regarding      *
          periodic payment plan
          certificates

58.       Certain information regarding
          periodic payment plan
          certificates

59.       Financial statements          Report of Independent
          (Instruction 1(b) to          Auditors; Statement of
          Form S-6)                     Net Assets





__________________________
*    Inapplicable, answer negative or not required.




             Preliminary Prospectus Dated November 18, 1996



          The First Trust Special Situations Trust, Series 178
                   Target 5 Trust, January 1997 Series
                  Target 10 Trust, January 1997 Series


100,000 units
                                                   (A Unit Investment
Trust)


     The final Prospectus for The First Trust Special Situations Trust, Series 131, Target Five Trust, Series 5; Target Ten Trust, Series 11 (Series 131) is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the final Prospectus for Series 131 will be substantially the same as that of the final Prospectus for this Series. In addition, the investment strategy followed by each individual trust contained in Series 131 will be identical to that followed by the corresponding trust of this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series will be different since each Series has a unique Portfolio (consistent with the investment strategy). Accordingly the information contained in Series 131 should be considered as being intended for informational purposes only.

     A registration statement relating to the units of the above stated Series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained in this registration statement is subject to completion or amendment. Such Units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This final Prospectus for Series 131 shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     Investors in Series 131 who wish to elect to have the proceeds of their Units in such Trust reinvested into units of the above stated Series should refer to the final Prospectus they received for Series 131. Investors may receive an additional copy of the final Prospectus for Series 131 by contacting the Trustee at (1-800-682-7520).



                        Target 5 Trust, Series 5
                       Target 10 Trust, Series 11

The Trusts. The First Trust(registered trademark) Special Situations Trust, Series 131 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and each as a "Trust." Each Trust consists of a portfolio containing common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities").

Target 5 Trust, Series 5 consists of common stock of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of the close of business on the date prior to this Prospectus.

Target 10 Trust, Series 11 consists of common stock of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of the close of business on the date prior to this Prospectus. Dow Jones Industrial Average is not affiliated with the Sponsor and is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trusts or the Sponsor a license to use the Dow Jones Industrial Average. Dow Jones & Company, Inc. has not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and has not approved any information herein relating thereto.

The objective of each Trust is to provide an above-average total return through a combination of dividend income and capital appreciation by investing such Trust's portfolio in selected common stocks of companies which meet the criteria stated above. See "Schedule of Investments" for each Trust. Units are not designed so that their prices will parallel or correlate with movements in the Dow Jones Industrial Average, and it is expected that their prices will not parallel or correlate with such movements. Each Trust has a mandatory termination date (the "Mandatory Termination Date" or "Trust Ending Date") of approximately one year from the date of this Prospectus as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of either Trust will be achieved.

Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust. The Equity Securities deposited in a Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time after the Initial Date of Deposit, deposit additional Equity Securities in a Trust. Such deposits of additional Equity Securities will, therefore, be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in such Trust on the Initial, or any subsequent, Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Equity Securities be Removed from a Trust?"

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    First Trust (registered trademark)


             The date of this Prospectus is December 5, 1995

Public Offering Price. The Public Offering Price per Unit of the Target 5 Trust, Series 5 and the Target 10 Trust, Series 11, respectively, is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of the Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge for each Trust equal to the difference between the maximum sales charge for each Trust (2.75% and 2.90% of the Public Offering Price, respectively) and the maximum remaining deferred sales charge (initially $0.195 per Unit for each Trust). For Unit holders of the Target 5 Trust, Series 5 and the Target 10 Trust, Series 11, commencing February 29, 1996, and on the last business day of each month thereafter, through November 29, 1996, a deferred sales charge of $.0195 will be assessed per Unit. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. For each Trust, the deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.75% and 2.90% of the Public Offering Price (equivalent to 2.772% and 2.928% of the net amount invested, exclusive of the deferred sales charge) for the Target 5 Trust, Series 5 and the Target 10 Trust, Series 11, respectively. A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The minimum purchase for each Trust is $1,000. The sales charge for each Trust is reduced on a graduated scale for sales involving at least 5,000 Units. See "How is the Public Offering Price Determined?"


Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities in each Trust) at the opening of business on the Initial Date of Deposit for Target 5 Trust, Series 5 was $.2630 per Unit, and for Target 10 Trust, Series 11 was $.2979 per Unit. The estimated net annual dividend distributions per Unit will vary with changes in fees and expenses of each Trust, with changes in dividends received and with the sale or liquidation of Equity Securities; therefore, there is no assurance that the estimated net annual dividend distributions will be realized in the future.



Dividend and Capital Distributions. Distributions of dividends received by a Trust will be paid in cash on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information" for each Trust. The first such distribution for each Trust will be made on June 30, 1996 to Unit holders of record on June 15, 1996. The last distribution will be made as part of the final liquidation distribution. Distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. Any distribution of income and/or capital will be net of the expenses of a Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of a Trust, the Trustee will distribute, upon surrender of Units for redemption, to each remaining Unit holder his pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?" The Sponsor intends to create a separate 1996 Trust for both the Target 5 Trust Series and the Target 10 Trust Series (the "1996 Trusts") in conjunction with the termination of this series of the Target 5 Trust Series and Target 10 Trust Series. Unit holders who elect to become Rollover Unit holders will not receive the final liquidation distribution, but will receive units in either 1996 Trust as selected by the Unit holder. See "Special Redemption, Liquidation and Investment in New Trusts." Any Unit holder may elect to have each distribution of income or capital on his Unit, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust subject only to the remaining deferred sales charge payments as set forth below. See "Rights of Unit Holders-How are the Income and Capital Distributed?"


Secondary Market for Units. While under no obligation to do so, the Sponsor may maintain a market for Units of a Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trust (generally determined by the closing sale prices of the Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of the Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust. A Unit holder tendering 2,500 Units or more of a Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash.

See "How May Units be Redeemed?" Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.


Special Redemption, Liquidation and Investment in New Trusts. Unit holders who hold their Units in book entry form will have the option of specifying by December 2, 1996 (the "Rollover Notification Date") to have all of their Units redeemed in-kind on the Rollover Notification Date and the distributed Equity Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. (Unit holders so electing are referred to herein as "Rollover Unit holders.") The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Equity Securities. The proceeds of the redemption will then be invested in Units of a 1996 Trust, if one or more such Trusts are offered. The Sponsor may, however, stop creating new Units of a 1996 Trust at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unit holders in a 1996 Trust will be distributed at the end of the Special Redemption and Liquidation Period. However, the Sponsor anticipates that sufficient Units can be created, although moneys in either Trust may not be fully invested on the next business day. Rollover Unit holders may purchase Units of a 1996 Trust at a reduced sales charge. The portfolio for the 1996 Trust of the Target 5 Trust Series will contain common stock of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of the business day prior to the Initial Date of Deposit of the 1996 Trust. The portfolio of the 1996 Trust of the Target 10 Trust Series will contain the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of the business day prior to the Initial Date of Deposit of the 1996 Trust. Rollover Unit holders will receive credit for the amount of dividends in the Income Account of a Trust which will be included in the reinvestment in Units of such 1996 Trust. The exchange option described above is subject to modification, termination or suspension.


Termination. Each Trust will terminate approximately one year after the Initial Date of Deposit regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of such Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date of a Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing the "Rollover Option" or a distribution of shares of the Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"


Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers or the general condition of the stock market, changes in interest rates or an economic recession. An investment in Target 5 Trust, Series 5 may subject a Unit holder to additional risk due to the relative lack of diversity in its portfolio since the portfolio contains only five stocks. Therefore, Units of Target 5 Trust, Series 5 may be subject to greater market risk than other Trusts which contain a more diversified portfolio of securities. The Trusts are not actively managed and Equity Securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. See "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-December 5, 1995


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank (National Association)
            Evaluator:   FT Evaluators L.P.

                                                                                Target 5 Trust
                                                                                Series 5
                                                                                ______________
General Information
Initial Number of Units                                                            15,000
Fractional Undivided Interest in the Trust per Unit                              1/15,000
Public Offering Price:
        Aggregate Offering Price Evaluation of Equity Securities
           in Portfolio (1)                                                     $ 148,846
        Aggregate Offering Price Evaluation of Equity Securities per Unit       $  9.9231
        Maximum Sales Charge 2.75% of the Public Offering Price
           per Unit (2.772% of the net amount invested, exclusive of the
           deferred sales charge) (2)                                           $   .2750
           Less Deferred Sales Charge per Unit                                  $  (.1950)
        Public Offering Price per Unit (2)                                      $ 10.0031
Sponsor's Initial Repurchase Price per Unit                                     $  9.7281
Redemption Price per Unit (based on aggregate underlying
           value of Equity Securities less the deferred sales charge)(3)        $  9.7281


CUSIP Number                            33718R 229
First Settlement Date                   December 8, 1995
Rollover Notification Date              December 2, 1996
Special Redemption and Liquidation
 Period                                 During the period from December
                                        3, 1996 to December 30, 1996.
Mandatory Termination Date              December 31, 1996
Discretionary Liquidation Amount        A Trust may be terminated if the
                                        value of the Equity Securities
                                        is less than the lower of
                                        $2,000,000 or 20% of the total
                                        value of Equity Securities
                                        deposited in a Trust during the
                                        primary offering period.
Trustee's Annual Fee                    $.0116 per Unit outstanding.
Evaluator's Annual Fee                  $.0030 per Unit outstanding.
                                        Evaluations for purposes of
                                        sale, purchase or redemption of
                                        Units are made as of the close
                                        of trading (4:00 p.m. eastern
                                        standard time) on the New York
                                        Stock Exchange on each day on
                                        which it is open.
Supervisory Fee (4)                     Maximum of $.0035 per Unit
                                        outstanding annually payable to
                                        an affiliate of the Sponsor.
Estimated Organizational and Offering
  Expenses (5)                          $.012 per Unit.
Income Distribution Record Date         June 15, 1996
Income Distribution Date (6)            June 30, 1996


[FN]
__________________

(1) Each Equity Security listed on a national securities exchange is valued at the last closing sale price on the New York Stock Exchange, or if no such price exists at the closing ask price thereof.

(2) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for the Trust of 2.75% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $0.195 per Unit). Subsequent to the initial date of deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the Trust. In addition to the initial sales charge, Unit holders of Target 5 Trust, Series 5 will pay a deferred sales charge of $.0195 per Unit per month commencing February 29, 1996 and on the last business day of each month thereafter through November 29, 1996. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. eastern standard time and sold to investors at a Public Offering Price per Unit based on this valuation.

(3) See "How May Units be Redeemed?"

(4) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $0.0010 per Unit.

(5) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed one year. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(6) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                of the Equity Securities-December 5, 1995


              Sponsor:   Nike Securities L.P.
              Trustee:   The Chase Manhattan Bank (National Association)
            Evaluator:   FT Evaluators L.P.

                                                                                Target 10 Trust
                                                                                Series 11
                                                                                _______________

General Information
Initial Number of Units                                                            15,000
Fractional Undivided Interest in the Trust per Unit                              1/15,000
Public Offering Price:
        Aggregate Offering Price Evaluation of Equity Securities
          in Portfolio (1)                                                      $ 148,590
        Aggregate Offering Price Evaluation of Equity Securities per Unit       $  9.9060
        Maximum Sales Charge 2.90% of the Public Offering Price
           per Unit (2.928% of the net amount invested, exclusive of the
           deferred sales charge) (2)                                           $   .2900
           Less Deferred Sales Charge per Unit                                  $  (.1950)
        Public Offering Price per Unit (2)                                      $ 10.0010
Sponsor's Initial Repurchase Price per Unit                                     $  9.7110
Redemption Price per Unit (based on aggregate underlying
           value of Equity Securities less the deferred sales charge) (3)       $  9.7110


CUSIP Number                               33718R 237
First Settlement Date                      December 8, 1995
Rollover Notification Date                 December 2, 1996
Special Redemption and Liquidation Period  During the period from
                                           December 3, 1996 to December 30,
                                           1996.
Mandatory Termination Date                 December 31, 1996
Discretionary Liquidation Amount           A Trust may be terminated if the
                                           value of the Equity Securities
                                           is less than the lower of
                                           $2,000,000 or 20% of the total
                                           value of Equity Securities
                                           deposited in a Trust during the
                                           primary offering period.
Trustee's Annual Fee                       $.0116 per Unit outstanding.
Evaluator's Annual Fee                     $.0030 per Unit outstanding.
                                           Evaluations for purposes of
                                           sale, purchase or redemption of
                                           Units are made as of the close
                                           of trading (4:00 p.m. eastern
                                           standard time) on the New York
                                           Stock Exchange on each day on
                                           which it is open.
Supervisory Fee (4)                        Maximum of $.0035 per Unit
                                           outstanding annually payable to
                                           an affiliate of the Sponsor.
Estimated Organizational and Offering
  Expenses (5)                             $.012 per Unit.
Income Distribution Record Date            June 15, 1996
Income Distribution Date (6)               June 30, 1996


[FN]
___________________

(1) Each Equity Security listed on a national securities exchange is valued at the last closing sale price on the New York Stock Exchange, or if no such price exists at the closing ask price thereof.

(2) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for the Trust of 2.90% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $0.195 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the Trust. In addition to the initial sales charge, Unit holders of Target 10 Trust, Series 11 will pay a deferred sales charge of $.0195 per Unit per month commencing February 29, 1996 and on the last business day of each month thereafter through November 29, 1996. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. eastern standard time and sold to investors at a Public Offering Price per Unit based on this valuation.

(3) See "How May Units be Redeemed?"

(4) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $0.0010 per Unit.

(5) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed one year. See "What are the Expenses and Charges?" and "Statement of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(6) At the Rollover Notification Date for Rollover Unit holders or upon termination of the Trust for other Unit holders, amounts in the Income Account (which consist of dividends on the Equity Securities) will be included in amounts distributed to or on behalf of Unit holders. Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution.

                   FEE TABLE-Target 5 Trust, Series 5

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Trust subject only to the deferred sales charge.

                                                                              Amount
                                                                              per Unit
                                                                              ________
Unit holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of offering price). . . . . . .            0.80%(a)        $0.080
Deferred sales charge per year
  (as a percentage of original purchase price). .             1.95%(b)          .195
                                                              ________        ______
                                                              2.75%           $0.275
                                                              ========        ======
Maximum Sales Charge per year imposed on
  Reinvested Dividends. . . . . . . . . . . . . .             1.95%(c)         0.195
Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee. . . . . . . . . . . . . . . . . . .            0.116%          $0.0116
Portfolio supervision, bookkeeping, administrative,
   evaluation fees, organizational and offering expenses      0.196%           0.0195
Other operating expenses. . . . . . . . . . . . .             0.022%           0.0022
                                                              ________        _______
  Total. . . . . . . . . . . . . . . . . . . . . .            0.334%          $0.0333
                                                              ========        ========

                                                                              Example
                                                                              _______
                                                                 Cumulative Expenses Paid for Period:
                                                         1 Year       3 Years(d)      5 Years(d)      10 Years(d)
                                                         ______       _________       _________       __________
An investor would pay the following expenses on a
  $1,000 investment, assuming the Target 5 Trust,
  Series 5 estimated operating expense ratio of
  .334% and a 5% annual return on the investment
  throughout the periods. . . . .                        $31          $78             $128            $265


The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.


[FN]
__________________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 2.75% and the maximum remaining deferred sales charge (initially $0.195 per Unit for the Target 5 Trust, Series
5) and would exceed 0.8% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.0195 per month for the Target 5 Trust, Series 5, per Unit, irrespective of purchase or redemption price deducted in each of the last ten months of each one-year Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.95% for the Target 5 Trust, Series 5. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.95% for the Target 5 Trust, Series 5. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "How are Income and Capital Distributed."

(d) Although the Trust has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Trust subject only to the deferred sales charge.

                  FEE TABLE-Target 10 Trust, Series 11

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Trust subject only to the deferred sales charge.

                                                                               Amount
                                                                               per Unit
                                                                               ________
Unit holder Transaction Expenses
Initial sales charge imposed on purchase
  (as a percentage of offering price). . . . . .               0.95%(a)        $0.095
Deferred sales charge per year
  (as a percentage of original purchase price). .              1.95%(b)          .195
                                                               2.90%           $0.290
Maximum Sales Charge per year imposed on
  Reinvested Dividends. . . . . . . . . . . . . .              1.95%(c)         0.195
Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee. . . . . . . . . . . . . . . . . . .             0.116%          $0.0116
Portfolio supervision, bookkeeping, administrative,
  evaluation fees, organizational and offering expenses        0.196%           0.0195
Other operating expenses. . . . . . . . . . . . .              0.022%           0.0022
  Total. . . . . . . . . . . . . . . . . . . . . .             0.334%          $0.0333

                                                                               Example
                                                                               _______
                                                                   Cumulative Expenses Paid for Period:
                                                        1 Year     3 Years(d)     5 Years(d)     10 Years(d)
                                                        ______     __________     __________     __________
An investor would pay the following expenses on a
  $1,000 investment, assuming the Target 10 Trust,
  Series 11 estimated operating expense ratio of
  0.334% and a 5% annual return on the investment
  throughout the periods                                $32        $79            $129           $266


The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.


__________________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 2.90% and the maximum remaining deferred sales charge (initially $0.195 per Unit for the Target 10 Trust, Series
11) and would exceed 0.95% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.0195 per month for the Target 10 Trust, Series 11 per Unit, irrespective of purchase or redemption price deducted in each of the last ten months of each one-year Trust. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.95% for the Target 10 Trust, Series 11. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.95% for the Target 10 Trust, Series 11. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.

(c) Reinvested Dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See "How are Income and Capital Distributed."

(d) Although the Trust has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Trust subject only to the deferred sales charge.

                        Target 5 Trust, SERIES 5
                        Target 10 Trust, SERIES 11

          The First Trust Special Situations Trust, Series 131

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 131 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of underlying separate unit investment trusts designated as: Target 5 Trust, Series 5 and Target 10 Trust, Series 11 (collectively the "Trusts," and each individually a "Trust"). Each Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank (National Association), as Trustee, First Trust Advisors L.P., as Portfolio Supervisor and FT Evaluators L.P., as Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by companies which provide income and are considered to have the potential for capital appreciation (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such Equity Securities. In exchange for the deposit of securities or contracts to purchase securities in a Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.

The objective of the Target 5 Trust, Series 5 is to provide an above-average total return through a combination of dividend income and capital appreciation by investing in Equity Securities of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of the close of business on the date prior to this Prospectus.

The objective of the Target 10 Trust, Series 11 is to provide an above-average total return through a combination of dividend income and capital appreciation by investing in Equity Securities of the ten companies which are in the Dow Jones Industrial Average having the highest dividend yield as of the close of business on the date prior to this Prospectus. Dow Jones Industrial Average is not affiliated with the Sponsor and is the property of Dow Jones & Company, Inc. There is, of course, no guarantee that the objective of either Trust will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in a Trust's portfolio. See "What are the Equity Securities Selected for Target 5 Trust, Series 5?" and "What are the Equity Securities Selected for Target 10 Trust, Series 11?" From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in a Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of such Trust. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from a Trust?" The original percentage relationship of each Equity Security to a Trust is set forth herein under "Schedule of Investments" for such Trust. Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information" for such Trust. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities by the Sponsor, the aggregate value of the Equity Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of such Trust will be decreased proportionately. See "How May Units be Redeemed?" Each Trust has a Mandatory Termination Date as set forth herein under "Summary of Essential Information" for such Trust.

What are the Expenses and Charges?

With the exception of bookkeeping and other administrative services provided to the Trusts, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trusts. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. The fees payable to the Sponsor for such services may exceed the actual costs of providing such services for these Trusts, but at no time will the total amount received for such services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor of supplying such services in such year. First Trust Advisors L.P. will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trusts. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. This fee may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year.

Subsequent to the initial offering period, the Evaluator, an affiliate of the Sponsor, will receive a fee as indicated in the "Summary of Essential Information." The fee may exceed the actual costs of providing such evaluation services for these Trusts, but at no time will the total amount received for evaluation services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to FT Evaluators L.P. of supplying such services in such year. The Trustee pays certain expenses of a Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to a Trust an annual fee computed at $.0116 per annum per Unit in such Trust outstanding based upon the largest aggregate number of Units of such Trust outstanding at any time during the calendar year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and Evaluator's fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.


Expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trusts and charged off over a period not to exceed one year. The following additional charges are or may be incurred by a Trust: all legal expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect such Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of such Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of such Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on a Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"


What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:


1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is received by a Trust.



2. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his or her Units, including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the date the Unit holder purchases his or her Units) in order to determine his or her tax basis for his or her pro rata portion of each Equity Security held by such Trust. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceeds such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his or her Units for more than one year.



3. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer) and will be long-term if the Unit holder has held his or her Units for more than one year (the date on which the Units are acquired (i.e., the "trade date") is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer) and, in general, will be long-term if the Unit holder has held his or her Units for more than one year. In particular, a Rollover Unit holder should be aware that a Rollover Unit holder's loss, if any, incurred in connection with the exchange of Units for Units in the next new series of the Target 5 Trust Series or Target 10 Trust Series (the "1996 Trusts"), (the Sponsor intends to create a separate 1996 Trust in conjunction with the termination of both the Target 5 Trust Series and Target 10 Trust Series) will generally be disallowed with respect to the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in a 1996 Trust in the manner described above, if such substantially identical securities are acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unit holder would be recognized. Unit holders should consult their tax advisers regarding the recognition of gains and losses for Federal income tax purposes.



4. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for federal income tax purposes a portion of the Deferred Sales Charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such case, the non-interest portion of the Deferred Sales Charge should be added to the Unit holder's tax basis in his Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under
Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the Deferred Sales Charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.



Dividends Received Deduction. A Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unit holder or are automatically reinvested (see "How are Income and Capital Distributed?-Distribution Reinvestment Option").



A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have recently been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.



It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unit holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him or her, subject to the following limitation. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions subject to this limitation.



Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit (although losses incurred by Rollover Unit holders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.



"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.



If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved including his or her pro rata portion of all of the Equity Securities represented by the Unit.



Special Tax Consequences of In-Kind Distributions Upon Redemption of Units, Termination of a Trust and Investment in a New Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of such Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of such Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units or the termination of a Trust would be deemed an exchange of such Unit holder's pro rata portion of each of the shares of stock and other assets held by such Trust in exchange for an undivided interest in whole shares of stock plus, possibly, cash.



The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by a Trust.



Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rights of Unit Holders-Special Redemption, Liquidation and Investment in a New Trust," a Unit holder may elect to become a Rollover Unit holder. To the extent a Rollover Unit holder exchanges his Units for Units of either 1996 Trust in a taxable transaction, such Unit holder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Equity Securities pursuant to such exchange to the extent that such Unit holder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unit holder's deemed ownership of the securities underlying the Units in such 1996 Trust in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in
Section 1091(d) of the Code apply to determine the Unit holder's tax basis in the securities acquired. Rollover Unit holders are advised to consult their tax advisers.



Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities on the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.



A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.



General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified by the Internal Revenue Service that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.



Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.



Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"



In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unit holders thereof.


Why are Investments in the Trusts Suitable for Retirement Plans?

Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?


Target 5 Trust, Series 5 consists of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average ("DJIA") (which is unaffiliated with the Sponsor) having the highest dividend yield as of the close of business on the date prior to this Prospectus. Target 10 Trust, Series 11 consists of ten common stocks in the DJIA having the highest dividend yield as of the close of business on the date prior to this Prospectus. The yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of the Equity Security as of the opening of business on the date of this Prospectus. An investment in a Trust involves the purchase of a quality portfolio of attractive equities with high dividend yields in one convenient purchase. Investing in DJIA stocks with the highest dividend yields may be effective in achieving the Trusts' investment objectives because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on DJIA stocks as a group. Due to the short duration of the Trusts, there is no guarantee that either Trust's objective will be achieved or that the Trusts will provide for capital appreciation in excess of the Trust's expenses.


The Dow Jones Industrial Average comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the Dow Jones Industrial Average may be changed at any time for any reason. Any changes in the components of the Dow Jones Industrial Average after the date of this Prospectus will not cause a change in the identity of the common stocks included in the Trust Portfolios, including any additional Equity Securities deposited in a Trust.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in the Trust Portfolios as of the opening of business on the date of this Prospectus. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of the Trusts even though the yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit, the Equity Securities may no longer be included in the Dow Jones Industrial Average or in the case of Target 5 Trust, Series 5 the common stocks may no longer be the five lowest priced per share, and therefore the Equity Securities would no longer be chosen for deposit into the Trusts if the selection process were to be made again at a later time.

The Dow Jones Industrial Average, Historical Perspective

The Dow Jones Industrial Average was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. Taking into account name changes, 9 of the original DJIA companies are still in the DJIA today. For two periods of 17 consecutive years, March 14, 1939-July 1956 and June 1, 1959-August 6, 1976, there were no changes to the list. The following is a comparison of the list as it appeared on October 1, 1928 and the current DJIA.

The Dow Jones Industrial Average

List as of October 1, 1928         Current List
__________________________         ____________

Allied Chemical                    AT&T Corporation
American Can                       AlliedSignal
American Smelting                  Aluminum Company of America
American Sugar                     American Express Company
American Tobacco                   Bethlehem Steel Corporation
Atlantic Refining                  Boeing Company
Bethlehem Steel Corporation        Caterpillar Inc.
Chrysler Corporation               Chevron Corporation
General Electric Company           Coca-Cola Company
General Motors Corporation         Walt Disney Company
General Railway Signal             E.I. du Pont de Nemours & Company
Goodrich                           Eastman Kodak Company
International Harvester            Exxon Corporation
International Nickel               General Electric Company
Mack Trucks                        General Motors Corporation
Nash Motors                        Goodyear Tire & Rubber Company
North American                     International Business Machines
                                     Corporation
Paramount Publix                   International Paper Company
Postum, Inc.                       McDonald's Corporation
Radio Corporation of America (RCA) Merck & Company, Inc.
Sears, Roebuck & Company           Minnesota Mining & Manufacturing
                                     Company
Standard Oil of New Jersey         J.P. Morgan & Company, Inc.
Texas Corporation                  Philip Morris Companies, Inc.
Texas Gulf Sulphur                 Procter & Gamble Company
Union Carbide Corporation          Sears, Roebuck & Company
United States Steel Company        Texaco, Inc.
Victor Talking Machine             Union Carbide Corporation
Westinghouse Electric Corporation  United Technologies Corporation
Woolworth Corporation              Westinghouse Electric Corporation
Wright Aeronautical                Woolworth Corporation

What are the Equity Securities Selected for Target 5 Trust, Series 5?

The Trust consists of common stocks of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of the close of business on the business day prior to the date of this Prospectus.


Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industry.



E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, is a diversified international company primarily involved in petroleum, coal and other energy sources. The company is also a large chemical manufacturer with interests in chemicals, fibers, transportation, construction, electronics, health care and agriculture.



International Paper Company, headquartered in Purchase, New York, manufactures paper, paperboard, packaging products, lumber, wood pulp, photosensitive films and chemicals. The company produces writing and office supply products, business forms, envelopes, building products and photographic supplies. International Paper Company sells its products worldwide.


Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, and manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

Sears, Roebuck and Company, headquartered in Chicago, Illinois, operates in the retail and financial services industries. The company's subsidiaries include Sears, which conducts merchandising and credit operations.

What are the Equity Securities Selected for Target 10 Trust, Series 11?

The Trust consists of common stocks of the ten companies which are in the Dow Jones Industrial Average, having the highest dividend yield as of the close of business on the business day prior to the date of this Prospectus.

Chevron Corporation, headquartered in San Francisco, California, is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which explore for, develop and produce petroleum liquids and natural gas as well as transporting the products. The company is also involved in the mineral and chemical industry.

E.I. du Pont de Nemours & Company, headquartered in Wilmington,
Delaware, is a diversified international company primarily involved in petroleum, coal and other energy sources. The company is also a large chemical manufacturer with interests in chemicals, fibers, transportation, construction, electronics, health care and agriculture.

Exxon Corporation, headquartered in Irving, Texas, is principally involved in the energy industry. The company explores for and produces crude oil and natural gas, manufactures petroleum products, explores for and mines coal and minerals and transports and sells crude oil, natural gas and petroleum products.

General Electric Company, based in Fairfield, Connecticut, has business interests in the appliance, aerospace, financial services, broadcasting, communications and transportation industries. The company manufactures home appliances, light bulbs, satellites, jet engines, diagnostic imaging systems, electricity distribution products and diesel locomotives. General Electric Company also owns the National
Broadcasting Company.


International Paper Company, headquartered in Purchase, New York, manufactures paper, paperboard, packaging products, lumber, wood pulp, photosensitive films and chemicals. The company produces writing and office supply products, business forms, envelopes, building products and photographic supplies. International Paper Company sells its products worldwide.


Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, and manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

J.P. Morgan & Company, Inc., headquartered in New York, New York, is a holding company for Morgan Guaranty Trust. The company places emphasis on its wholesale banking services and offers corporate finance and capital markets services. The company provides bond, precious metals and currency trading and Eurobond underwriting and deals in government securities. Operations are both domestic and international.

Philip Morris Companies, Inc., headquartered in New York, New York, operates a large international consumer goods company through its tobacco, food and beer segments. The company's major subsidiaries include Phillip Morris U.S.A., Phillip Morris International, Inc., Kraft General Foods Group and The Miller Brewing Company.

Sears, Roebuck and Company, headquartered in Chicago, Illinois, operates in the retail and financial services industries. The company's subsidiaries include Sears, which conducts merchandising and credit operations.

Texaco, Inc., headquartered in White Plains, New York, is engaged in the worldwide exploration, production, transportation, refining and marketing of crude oil, natural gas and petroleum products, including petrochemicals. Texaco owns, leases or has interests in extensive production, manufacturing, marketing, transportation and other facilities throughout the world.

Dow Jones & Company, Inc., owner of the Dow Jones Industrial Average, has not granted to the Trusts or the Sponsor a license to use the Dow Jones Industrial Average. Units are not designed so that their prices will parallel or correlate with movements in the Dow Jones Industrial Average, and it is expected that their prices will not parallel or correlate with such movements. Dow Jones & Company, Inc. has not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and has not approved any information herein relating thereto.

The following table compares the actual performance of the Dow Jones Industrial Average and approximately equal values of the five companies with the lowest per share stock price of the ten companies in the DJIA having the highest dividend yield in each of the past 20.5 years (the "Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks"), as of December 31 in each of these years and from January 1, 1975 through September 30, 1995.

                                         COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
                  Five Lowest Priced Stocks of the
                  Ten Highest Yielding DJIA Stocks (1)                  Dow Jones Industrial Average (DJIA)
                                              Actual                                                   Actual
                                              Dividend           Total                                 Dividend        Total
Year               Appreciation (2)           Yield (3)          Return (4)    Appreciation (2)        Yield (3)       Return(4)
____               ________________           _________          __________    ________________        _________       _________
1975                55.50%                    9.05%               64.54%        38.32%                 6.08%            44.40%
1976                33.35                     7.45                40.80         17.86                  4.862             2.72
1977                -0.40                     6.04                 5.64        -17.27                  4.56            -12.71
1978                -5.94                     7.20                 1.26         -3.15                  5.84              2.69
1979                 1.81                     8.10                 9.91          4.19                  6.33             10.52
1980                31.88                     8.65                40.53         14.93                  6.48             21.41
1981                -4.40                     8.03                 3.64         -9.23                  5.83             -3.40
1982                34.58                     7.30                41.88         19.60                  6.19             25.79
1983                27.33                     8.78                36.11         20.30                  5.38             25.68
1984                 3.77                     7.11                10.88         -3.76                  4.82              1.06
1985                30.23                     7.61                37.84         27.66                  5.12             32.78
1986                24.13                     6.19                30.31         22.58                  4.33             26.91
1987                 6.23                     4.83                11.06          2.26                  3.76              6.02
1988                15.48                     5.74                21.22         11.85                  4.10             15.95
1989                 5.51                     4.98                10.49         26.96                  4.75             31.71
1990               -20.60                     5.33               -15.27         -4.34                  3.77             -0.57
1991                56.41                     5.39                61.79         20.32                  3.61             23.93
1992                21.83                     4.42                26.25          4.17                  3.17              7.34
1993                31.72                     4.00                35.72         13.73                  2.99             16.72
1994                 4.20                     3.88                 8.08          2.14                  2.79              4.93
9/30/95             19.12                     2.38                21.50         24.90                  2.17             27.07

[FN]

(1) The Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the period, based upon an annualization of the last quarterly or semi-annual ordinary dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in the given period.

(2) Appreciation for the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks ("Stocks") is calculated by subtracting the market value of the Stocks as of the first trading day on the New York Stock Exchange in a given period from the market value of the Stocks as of the last trading day in that period, and dividing the result by the market value of the Stocks as of the first trading day in that period. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in a given period from the closing value of the DJIA as of the last trading day in that period, and dividing the result by the opening value of the DJIA as of the first trading day in that period.

(3) Actual Dividend Yield for the Stocks is calculated by adding the total dividends received on the Stocks in a given period and dividing the result by the market value of the Stocks as of the first trading day in that period. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day of the period.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Based on the year-by-year returns contained in the table, over the last 20.75 years, the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks achieved an average annual total return of 22.72%, as compared to the average annual total return of all of the stocks in the DJIA, which was 15.09%. These stocks also had a higher average dividend yield in each of the last
20.75 years and outperformed the DJIA in 16 of these years. Although the Trust seeks to achieve a better performance than the DJIA, there can be no assurance that the Trust will outperform the DJIA over its one-year life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the DJIA and the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks (but not the Trust) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Trust will outperform the DJIA over its one-year life or over consecutive rollover periods, if available.

The following table compares the actual performance of the Dow Jones Industrial Average and approximately equal values of the ten stocks in the DJIA having the highest dividend yield in each of the past 20 years (the "Ten Highest Yielding DJIA Stocks"), as of December 31 in each of these years and from January 1, 1975 through September 30, 1995.


                                  COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
                    Ten Highest Yielding DJIA Stocks (1)                  Dow Jones Industrial Average (DJIA)
                                   Actual                                                   Actual
                                   Dividend           Total                                 Dividend        Total
Year       Appreciation (2)        Yield (3)          Return (4)       Appreciation (2)     Yield (3)       Return(4)
____       ________________        _________          __________       ________________     _________       _________
1975        46.87%                 9.15%              56.03%            38.32%              6.08%            44.40%
1976        27.80                  7.14               34.93             17.86               4.86             22.72
1977        -7.59                  5.84               -1.75            -17.27               4.56            -12.71
1978        -6.96                  7.08                0.12             -3.15               5.84              2.69
1979         4.58                  8.41               12.99              4.19               6.33             10.52
1980        18.69                  8.54               27.23             14.93               6.48             21.41
1981        -0.88                  8.61                7.73             -9.23               5.83             -3.40
1982        17.81                  8.23               26.05             19.60               6.19             25.79
1983        30.52                  8.23               38.75             20.30               5.38             25.68
1984        -0.23                  6.12                5.89             -3.76               4.82              1.06
1985        22.44                  7.00               29.43             27.66               5.12             32.78
1986        28.66                  6.14               34.79             22.58               4.33             26.91
1987         0.94                  5.13                6.07              2.26               3.76              6.02
1988        18.51                  5.82               24.33             11.85               4.10             15.95
1989        21.05                  5.41               26.46             26.96               4.75             31.71
1990       -12.61                  5.04               -7.57             -4.34               3.77             -0.57
1991        29.06                  4.97               34.02             20.32               3.61             23.93
1992         4.84                  4.63                9.47              4.17               3.17              7.34
1993        23.66                  4.20               27.86             13.73               2.99             16.72
1994         0.65                  4.01                4.66              2.14               2.79              4.93
9/30/95     22.69                  3.21               25.90             24.90               2.17             27.07

[FN]

(1) The Ten Highest Yielding DJIA Stocks for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the period, based upon an annualization of the last quarterly or semi-annual ordinary dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in the given period.

(2) Appreciation for the Ten Highest Yielding DJIA Stocks ("Stocks") is calculated by subtracting the market value of the Stocks as of the first trading day on the New York Stock Exchange in a given period from the market value of the Stocks as of the last trading day in that period, and dividing the result by the market value of the Stocks as of the first trading day in that period. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in a given period from the closing value of the DJIA as of the last trading day in that period, and dividing the result by the opening value of the DJIA as of the first trading day in that period.

(3) Actual Dividend Yield for the Stocks is calculated by adding the total dividends received on the Stocks in a given period and dividing the result by the market value of the Stocks as of the first trading day in that period. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day of the period.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Based on the year-by-year returns contained in the table, over the last 20.75 years, the Ten Highest Yielding DJIA Stocks achieved an average annual total return of 19.38%, as compared to the average annual total return of all of the stocks in the DJIA, which was 15.09%. These stocks also had a higher average dividend yield in each of the last 20.75 years and outperformed the DJIA in 15 of these years. Although the Trust seeks to achieve a better performance than the DJIA, there can be no assurance that the Trust will outperform the DJIA over its one-year life or over consecutive rollover periods, if available.

Please refer to the APPENDIX following the last page of this document for details on the chart included at this point.

The chart above represents past performance of the DJIA and the Ten Highest Yielding DJIA Stocks (but not the Trust) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Trust will outperform the DJIA over its one-year life or over consecutive rollover periods, if available.


The returns shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust Portfolio. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. As indicated in the previous tables, the Ten Highest Yielding DJIA Stocks, including the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks, underperformed the DJIA in certain years and there can be no assurance that a Trust's Portfolio will outperform the DJIA over the life of a Trust or over consecutive rollover periods, if available. A Holder of Units in a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the returns shown above are based. The Total Return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and a Trust may not be fully invested at all times. See "What are the Equity Securities Selected for Target 5 Trust, Series 5?" and "What are the Equity Securities Selected for Target 10 Trust, Series 11?"

What are Some Additional Considerations for Investors?

The Trusts consist of different issues of Equity Securities, all of which are listed on a national securities exchange. In addition, each of the companies whose Equity Securities are included in a portfolio are actively traded, well established corporations.

A Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Risk Factors. Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolios are not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation or if the Equity Securities are no longer among the ten common stocks in the Dow Jones Industrial Average with the highest dividend yield, including the five lowest priced of the ten common stocks in the Dow Jones Industrial Average with the highest dividend yield.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities orthe general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should be aware of certain other considerations before making a decision to invest in a Trust.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities, including the impact of the Sponsor's purchase and sale of the Equity Securities (especially during the primary offering period of Units of a Trust and during the Special Redemption and Liquidation Period) and other factors.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Equity Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in such Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities in such Trust and the issuance of a corresponding number of additional Units.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such

Trust of Equity Securities in connection with the issuance of additional
Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, but may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trusts. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.


Petroleum Refining Companies. Target 5 Trust, Series 5 and Target 10 Trust, Series 11 may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. According to the U.S. Department of Commerce, the factors which will most likely shape the industry to 1996 and beyond include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continue to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.


Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, due to gasoline reformulations that call for less crude oil, due to warmer winters or due to a general slowdown in economic growth in this country and abroad, could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Equity Securities in the Trusts or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trusts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price, which is based on the aggregate underlying value of the Equity Securities in the Target 5 Trust, Series 5 and the Target 10 Trust, Series 11, respectively, plus or minus cash, if any, in the Income and Capital Accounts of such Trust, plus an initial sales charge with respect to each Trust equal to the difference between the maximum sales charge for each Trust (2.75% and 2.90% of the Public Offering Price, respectively) and the maximum remaining deferred sales charge (initially $0.195 per Unit for each Trust) divided by the amount of Units of such Trust outstanding. For Unit holders of the Target 5 Trust, Series 5 and the Target 10 Trust, Series 11, commencing February 29, 1996, and on the last business day of each month thereafter, through November 29, 1996, a deferred sales charge of $.0195 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the initial sales charge and the remaining deferred sales charge payments. For each Trust, the deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 2.75% and 2.90% of the Public Offering Price (equivalent to 2.772% and 2.928% of the net amount invested, exclusive of the deferred sales charge) for the Target 5 Trust, Series 5 and the Target 10 Trust, Series 11, respectively.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust divided by the number of Units of such Trust outstanding.

The minimum purchase of each Trust is $1,000, except for Rollover Unit holders who are not subject to a minimum purchase amount. The applicable sales charge of the Target 5 Trust, Series 5 for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                             Maximum
                                                             Sales              Net Dealer
Number of Units                              Discount        Charge             Concession
_______________                              ________        ________           __________
 5,000 but less than 10,000.                 0.25%           2.50%              1.65%
10,000 but less than 15,000.                 0.60%           2.15%              1.30%
15,000 or more. . . . . . . .                0.80%           1.95%              1.10%

The applicable sales charge of the Target 10 Trust, Series 11 for primary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                              Maximum
                                                              Sales           Net Dealer
Number of Units                               Discount        Charge          Concession
_______________                               ________        ________        __________
 5,000 but less than 10,000. .                0.30%           2.60%           1.75%
10,000 but less than 15,000. .                0.65%           2.25%           1.50%
15,000 or more. . . . . . . .                 0.95%           1.95%           1.20%

Any such reduced sales charge shall be the responsibility of the selling dealer. An investor may aggregate purchases of Units of both the Target 5 Trust, Series 5 and Target 10 Trust, Series 11 for purposes of qualifying for volume purchase discounts listed above. The aggregate amount of Units of both Trusts purchased will be used to determine the applicable sales charge to be imposed on the purchase of Units of each Trust. The sales charge reduction for quantity purchases will not apply to Rollover Unit holders. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the dealer of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, Unit holders of other unit investment trusts having a similar strategy as Target 5 Trust, Series 5 and Target 10 Trust, Series 11 may utilize their redemption or termination proceeds to purchase Units of Target 5 Trust, Series 5 and Target 10 Trust, Series 11 subject to a deferred sales charge of $.0195 per Unit per month to be collected on each of the remaining deferred sales charge payment dates as provided herein. With respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, dealers and their affiliates, will be subject only to the deferred portion of the sales charge as described above for each Trust for purchases of Units during the primary and secondary public offering periods.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. During such period, the Sponsor may deposit additional Equity Securities in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.

It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. With respect to the Target 5 Trust, Series 5, sales will be made to dealers and others at prices which represent a concession or agency commission of 1.80% of the Public Offering Price for primary and secondary market sales. With respect to the Target 10 Trust, Series 11, sales will be made to dealers and others at prices which represent a concession or agency commission of 2.00% of the Public Offering Price for primary and secondary market sales. Dealers and others will receive a concession or agency commission of 1.0% of the Public Offering Price on purchases by Rollover Unit holders. However, resales of Units of the Trusts by such dealers and others to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. In the event the Sponsor reacquires, or the Trustee redeems, Units from brokers, dealers and others while a market is being maintained for such Units, such entities agree to repay immediately to the Sponsor any such concession or agency commission relating to such reacquired Units. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law. The Sponsor expects to recoup the foregoing payments from the deferred sales charge payments related to such Trusts.

From time to time the Sponsor may implement programs under which dealers of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that a Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of each Trust are described more fully elsewhere in this Prospectus.

Advertisements and other sales material for the Trusts may also show the total returns (price changes plus dividends received, divided by the maximum public offering price) of each completed prior series and the total and average annualized return of all series in the same quarterly cycle, assuming the holder rolled over at the termination of each prior series. These returns will reflect all applicable sales charges and expenses.

Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?

The Sponsor of the Trusts will receive a gross sales commission equal to a maximum of 2.75% of the Public Offering Price of the Units (equivalent to 2.772% of the net amount invested, exclusive of the deferred sales charge) with respect to the Target 5 Trust, Series 5 and a maximum of 2.90% of the Public Offering Price of the Units (equivalent to 2.928% of the net amount invested, exclusive of the deferred sales charge) with respect to the Target 10 Trust, Series 11, less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to a Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and others also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.

In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a maximum sales charge of 2.75% with respect to the Target 5 Trust, Series 5 and 2.90% with respect to the Target 10 Trust, Series 11) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor. The Sponsor may also realize profits or sustain losses in connection with the creation of additional Units for the Distribution Reinvestment Option.

Will There be a Secondary Market?


After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.


                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. Only Unit holders who elect to hold Units in uncertificated form are eligible to participate as a Rollover Unit holder. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of a Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a Record Owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made as part of the final liquidation distribution, and in certain circumstances, earlier. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder under certain circumstances by contacting the Trustee, otherwise the amount may be recoverable only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after a Trust is terminated, each Unit holder who is not a Rollover Unit holder will, upon surrender of his Units for redemption, receive (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described below and (ii) a pro rata share of any other assets of such Trust, less expenses of such Trust. Not less than 30 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (an "In-Kind Distribution"), if such Unit holder owns at least 2,500 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. An In-Kind Distribution will be reduced by customary transfer and registration charges. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of a Trust.

The Trustee may establish reserves (the "Reserve Account") within a Trust for state and local taxes, if any, and any governmental charges payable out of such Trust.

Distribution Reinvestment Option. Any Unit holder may elect to have each distribution of income or capital on his Units, other than the final liquidating distribution in connection with the termination of a Trust, automatically reinvested in additional Units of such Trust. Each person who purchases Units of a Trust may elect to become a participant in the Distribution Reinvestment Option by notifying the Trustee of their election. The Distribution Reinvestment Option may not be available in all states. In order to enable a Unit holder to participate in the Distribution Reinvestment Option with respect to a particular distribution on his Units, the card must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or capital on the participant's Units will be automatically applied by the Trustee to purchase additional Units of a Trust. The remaining deferred sales charge payments will be assessed on Units acquired pursuant to the Distributions Reinvestment Option. It should be remembered that even if distributions are reinvested, they are still treated as distributions for income tax purposes. IT SHOULD BE REMEMBERED THAT EVEN IF DISTRIBUTIONS ARE REINVESTED, THEY ARE STILL TREATED AS DISTRIBUTIONS FOR INCOME TAX PURPOSES.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

How May Units be Redeemed?


A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. eastern standard time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.


Any Unit holder tendering 2,500 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising a portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, any time a Unit holder elects to tender Units for redemption, such Unit holder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.


Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of a Trust.


The Trustee is empowered to sell Equity Securities of a Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of a Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit and the Public Offering Price per Unit (which includes the sales charge) during the initial offering period (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities;
(2) the aggregate value of the Equity Securities (including "when issued" contracts, if any) held in such Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of such Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of such Trust, including but not limited to fees and expenses of the Trustee (including legal fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of such Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by such Trust; and finally dividing the results of such computation by the number of Units of such Trust outstanding as of the date thereof.

The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Special Redemption, Liquidation and Investment in a New Trust

It is expected that a special redemption and liquidation will be made of all Units of the Trusts held by any Unit holder (a "Rollover Unit holder") who affirmatively notifies the Trustee in writing that he so desires by the Rollover Notification Date specified in the "Summary of Essential Information."

All Units of Rollover Unit holders will be redeemed In-Kind during the Special Redemption and Liquidation Period and the underlying Equity Securities will be distributed to the Distribution Agent on behalf of the Rollover Unit holders. During the Special Redemption and Liquidation Period (as set forth in "Summary of Essential Information"), the Distribution Agent will be required to sell all of the underlying Equity Securities on behalf of Rollover Unit holders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will engage the Sponsor as its agent to sell the distributed Equity Securities. The Sponsor will attempt to sell the Equity Securities as quickly as is practicable during the Special Redemption and Liquidation Period. The Sponsor does not anticipate that the period will be longer than one day, given that the Equity Securities are usually highly liquid. The liquidity of any Equity Security depends on the daily trading volume of the Equity Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to a recent exemptive order, each terminating Target 10 Trust and Target 5 Trust (and the Distribution Agent on behalf of Rollover Unit holders) can now sell Equity Securities to the 1996 Trusts if those Equity Securities continue to meet the Target 10 and Target 5 Strategy by remaining among the ten highest dividend-yielding or five lowest priced of the ten highest dividend-yielding securities in the respective Trust. The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those Equity Securities will be the closing sale price on the sale date on the exchange where the Equity Securities are principally traded, as certified by the Sponsor and confirmed by the Trustee of each Trust.

The Sponsor intends to create a separate 1996 Trust for both the Target 5 Trust Series and the Target 10 Trust Series. The Rollover Unit holders' proceeds will be invested in either 1996 Trust (as selected by the Unit holder), if then registered in such state and being offered, the portfolio of which will contain, in the case of the Target 5 Trust Series, common stock of the five companies with the lowest per share stock price of the ten highest dividend yielding stocks in the Dow Jones Industrial Average as of the business day prior to the Initial Date of

Deposit, and in the case of the Target 10 Trust Series, common stock of the ten highest dividend yielding stocks in the Dow Jones Industrial Average as of the business day prior to the Initial Date of Deposit. The proceeds of redemption will be used to buy 1996 Trust Units as the proceeds become available.

The Sponsor intends to create 1996 Trust Units as quickly as possible, dependent upon the availability and reasonably favorable prices of the Equity Securities included in a 1996 Trust portfolio, and it is intended that Rollover Unit holders will be given first priority to purchase the 1996 Trust Units. There can be no assurance, however, as to the exact timing of the creation of the 1996 Trust Units or the aggregate number of 1996 Trust Units which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new Units (whether permanently or temporarily) at any time it chooses, regardless of whether all proceeds of the Special Redemption and Liquidation have been invested on behalf of Rollover Unit holders. Cash which has not been invested on behalf of the Rollover Unit holders in 1996 Trust Units will be distributed within a reasonable time after such occurrence. However, since the Sponsor can create Units, the Sponsor anticipates that sufficient Units can be created, although moneys in a 1996 Trust may not be fully invested on the next business day.

Any Rollover Unit holder may thus be redeemed out of a Trust and become a holder of an entirely different Trust, a 1996 Trust, with a different portfolio of Equity Securities. The Rollover Unit holders' Units will be redeemed In-Kind and the distributed Equity Securities shall be sold during the Special Redemption and Liquidation Period. In accordance with the Rollover Unit holders' offer to purchase the 1996 Trust Units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in a 1996 Trust, at the public offering price, including the applicable maximum sales charge per Unit (which for Rollover Unit holders is currently expected to be $0.195 per Unit for the 1996 Series of the Target 5 Trust Series and the Target 10 Trust Series, all of which will be deferred as provided herein).

This process of redemption, liquidation, and investment in a new Trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption, liquidation and investment in a new trust will be available for the 1996 Trusts and each subsequent series of the Trusts, approximately a year after that Series' creation.

The Sponsor believes that the gradual redemption, liquidation and investment in the Target 5 Trust Series and Target 10 Trust Series will help mitigate any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Equity Securities in Target 5 TrustSeries and Target 10 Trust Series in a short, publicized period of time. The above procedures may, however, be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures. Rollover Unit holders could then receive a less favorable average Unit price than if they bought all their Units of the Target 5 Trust Series and Target 10 Trust, Series on any given day of the period.

It should also be noted that Rollover Unit holders may realize taxable capital gains on the Special Redemption and Liquidation but, in certain unlikely circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in a 1996 Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Liquidation will be an amount of cash attributable to the second semi-annual distribution of dividend income; accordingly, Rollover Unit holders also will not have cash distributed to pay any taxes. See "What is the Federal Tax Status of Unit holders?"

In addition, during this period a Unit holder will be at risk to the extent that Equity Securities are not sold and will not have the benefit of any stock appreciation to the extent that moneys have not been invested; for this reason, the Sponsor will be inclined to sell and purchase the Equity Securities in as short a period as they can without materially adversely affecting the price of the Equity Securities.

Unit holders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated ("Remaining Unit holders") will continue to hold Units of a Trust as described in this Prospectus until such Trust is terminated or until the Mandatory Termination Date listed in the Summary of Essential Information, whichever occurs first. These Remaining Unit holders will not realize capital gains or losses due to the Special Redemption and Liquidation, and will not be charged any additional sales charge. If a large percentage of Unit holders become Rollover Unit holders, the aggregate size of a Trust will be sharply reduced. As a consequence, expenses, if any, in excess of the amount to be borne by the Trustee would constitute a higher percentage amount per Unit than prior to the Special Redemption, Liquidation and Investment in a 1996 Trust. The Trust might also be reduced below the Discretionary Liquidation Amount listed in the Summary of Essential Information because of the lesser number of Units in a Trust, and possibly also due to a value reduction, however temporary, in Units caused by the Sponsor's sales of Equity Securities; if so, the Sponsor could then choose to liquidate such Trust without the consent of the remaining Unit holders. See "How May the Indenture be Amended or Terminated?" The Equity Securities remaining in a Trust after the Special Redemption and Liquidation Period will be sold by the Sponsor as quickly as possible without, in its judgment, materially adversely affecting the market price of the Equity Securities.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the 1996 Trusts or any subsequent series of the Trusts, without penalty or incurring liability to any Unit holder. If the Sponsor so decides, the Sponsor shall notify the Unit holders before the Special Redemption and Liquidation Period would have commenced. All Unit holders will then be remaining Unit holders, with rights to ordinary redemption as before. See "How May Units be Redeemed?" The Sponsor may modify the terms of the 1996 Trusts or any subsequent series of the Trusts. The Sponsor may also modify, suspend or terminate the Rollover Option upon notice to the Unit holders of such amendment at least 60 days prior to the effective date of such amendment.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. eastern standard time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (708) 241-4141. As of December 31, 1994, the total partners' capital of Nike Securities L.P.
was $10,863,058 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is FT Evaluators L.P., an Illinois limited partnership formed in 1994 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                       OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by such Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of such Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by the Underwriter, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by the Underwriter, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of a Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?" Also, because of the Special Redemption and Liquidation in a New Trust, there is a possibility that a Trust may be reduced below the Discretionary Liquidation Amount and that a Trust could therefore be terminated at that time before the Mandatory Termination Date of the Fund.

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of the Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing a distribution of shares of Equity Securities and who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of a Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 131


We have audited the accompanying statements of net assets, including the schedules of investments, of The First Trust Special Situations Trust, Series 131, comprised of Target 5 Trust, Series 5 and Target 10 Trust, Series 11, as of the opening of business on December 5, 1995. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letters of credit held by the Trustee and deposited in the Trusts on December 5, 1995. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 131, comprised of Target 5 Trust, Series 5 and Target 10 Trust, Series 11, at the opening of business on December 5, 1995 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
December 5, 1995


Page 38
Statement of Net Assets


                                                 Target 5 Trust, SERIES 5
                     The First Trust Special Situations Trust, Series 131
                At the Opening of Business on the Initial Date of Deposit
                                                         December 5, 1995


                             NET ASSETS
Investment in Equity Securities represented by
  purchase contracts (1) (2). . . . . . . . . . . . . . . $148,846
Organizational and offering costs (3). . . . . . . . . .    35,000
                                                          ________
                                                           183,846
Less accrued organizational and offering costs (3). . . .  (35,000)
Less liability for deferred sales charge (4). . . . . . .   (2,925)
                                                          _________
Net assets. . . . . . . . . . . . . . . . . . . . . . . .  145,921
                                                          =========
Units outstanding. . . . . . . . . . . . . . . . . . . .    15,000

                         ANALYSIS OF NET ASSETS
Cost to investors (5). . . . . . . . . . . . . . . . . .  $150,047
Less sales charge (5). . . . . . . . . . . . . . . . . .    (4,126)
                                                          _________
Net assets. . . . . . . . . . . . . . . . . . . . . . . . $145,921
                                                          =========

[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed one year from the Initial Date of Deposit. The estimated organizational and offering costs are based on 3,000,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($0.195 per Unit), payable to the Sponsor in ten equal monthly installments beginning on February 29, 1996, and on the last business day of each month thereafter through November 29, 1996. If Units are redeemed prior to November 29, 1996, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a maximum total sales charge computed at the rate of 2.75% of the Public Offering Price (equivalent to 2.772% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Statement of Net Assets

                                               Target 10 Trust, SERIES 11
                     The First Trust Special Situations Trust, Series 131
                At the Opening of Business on the Initial Date of Deposit
                                                         December 5, 1995


                               NET ASSETS
Investment in Equity Securities represented by purchase
  contracts (1) (2). . . . . . . . . . . . . . . . . . .          $148,590
Organizational and offering costs (3). . . . . . . .        . .     35,000
                                                                  ________
                                                                   183,590
Less accrued organizational and offering costs (3). . . .          (35,000)
Less liability for deferred sales charge (4). . . . . .           . (2,925)
                                                                  ________
Net assets. . . . . . . . . . . . . . . . . . . . . . .          . 145,665
                                                                  ========
Units outstanding. . . . . . . . . . . . . . . . . . . .            15,000

                         ANALYSIS OF NET ASSETS
Cost to investors (5). . . . . . . . . . . . . . . . . .          $150,015
Less sales charge (5). . . . . . . . . . . . . . . . . .            (4,350)
                                                                  _________
Net assets. . . . . . . . . . . . . . . . . . . . . . . .         $145,665
                                                                  =========

[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Equity Securities pursuant to purchase contracts for such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed one year from the Initial Date of Deposit. The estimated organizational and offering costs are based on 3,000,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($0.195 per Unit), payable to the Sponsor in ten equal monthly installments beginning on February 29, 1996 and on the last business day of each month thereafter through November 29, 1996. If Units are redeemed prior to November 29, 1996, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a maximum total sales charge computed at the rate of 2.90% of the Public Offering Price (equivalent to 2.928% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments

                                                 Target 5 Trust, SERIES 5
                     The First Trust Special Situations Trust, Series 131
                At the Opening of Business on the Initial Date of Deposit
                                                         December 5, 1995


                                                                               Market           Cost of
Number                                                      Percentage         Value            Equity            Current
of           Ticker Symbol and                              of Aggregate       per              Securities        Dividend
Shares       Name of Issuer of Equity Securities (1)        Offering Price     Share            to Trust (2)      Yield (3)
______       _______________________________________        ______________     ______           ____________      _________
591. .       CHV    Chevron Corporation. . .                 20%               $50.375          $ 29,772          3.97%
430. .       DD     E.I. du Pont de Nemours & Company        20%                69.250            29,778          3.00%
802. .       IP     International Paper Company              20%                37.125            29,774          2.69%
457.         MMM    Minnesota Mining &
                                Manufacturing Company. .      20%                65.125            29,762          2.89%
768. .       S      Sears, Roebuck and Company               20%                38.750            29,760          2.37%
                                                             _____                                ________
                             Total Investments. . .          100%                                $148,846
                                                             =====                                ========

[FN]
_____________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on December 4, 1995. The Trust has a mandatory termination date of December 31, 1996.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,846. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,913 and $67, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on December 4, 1995.

                                                  Schedule of Investments


                                                 Target 10 Trust, SERIES 11
                       The First Trust Special Situations Trust, Series 131
                  At the Opening of Business on the Initial Date of Deposit
                                                           December 5, 1995


                                                                          Market               Cost of
Number                                                 Percentage         Value                Equity             Current
of          Ticker Symbol and                          of Aggregate       per                  Securities         Dividend
Shares      Name of Issuer of Equity Securities (1)    Offering Price     Share                to Trust (2)       Yield (3)
______      _______________________________________    ______________     ______               ___________        _________
295. .      CHV   Chevron Corporation                   10%               $50.375              $ 14,861           3.97%
215. .      DD    E.I. du Pont de Nemours
                     & Company                          10%                69.250                14,889           3.00%
189. .      XON   Exxon Corporation                     10%                78.625                14,860           3.82%
213. .      GE    General Electric Company              10%                69.625                14,830           2.36%
400. .      IP    International Paper Company           10%                37.125                14,850           2.69%
228. .      MMM   Minnesota Mining & Manufacturing
                    Company                             10%                65.125                14,848           2.89%
181. .      JPM   J.P. Morgan & Company, Inc.           10%                82.250                14,887           3.65%
165. .      MO    Philip Morris Companies, Inc.         10%                90.000                14,850           4.44%
383. .      S     Sears, Roebuck and Company            10%                38.750                14,841           2.37%
197. .      TX    Texaco, Inc.                          10%                75.500                14,874           4.24%
                                                       _____                                    ________
                    Total Investments                  100%                                    $148,590
                                                       =====                                    ========

[FN]
____________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The purchase contracts for the Equity Securities were entered into by the Sponsor on December 4, 1995. The Trust has a mandatory termination date of December 31, 1996.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,590. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,653 and $63, respectively.

(3) Current Dividend Yield for each Equity Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Equity Security and dividing the result by that Equity
Security's closing sale price on December 4, 1995.

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Page 43

CONTENTS:
Summary of Essential Information:
  Target 5 Trust, Series 5. .                                         .4
Target 10 Trust, Series 11.                                           .5
The First Trust Special Situations Trust, Series 131:
What is The First Trust Special Situations Trust?                      8
What are the Expenses and Charges?                                     9
  What is the Federal Tax Status of Unit Holders?                     10
  Why are Investments in the Trusts Suitable for
  Retirement Plans?. . . . . .                                        13
Portfolio:
  What are Equity Securities?.                                        14
  The Dow Jones Industrial Average, Historical
  Perspective. . . . . . . . .                                        14
  The Dow Jones Industrial Average15
  What are the Equity Securities Selected for
  Target 5 Trust, Series 5?. .                                        15
  What are the Equity Securities Selected for
  Target 10 Trust, Series 11?.                                        16
  What are Some Additional Considerations for
  Investors?. . . . . . . . .                                         21
  Risk Factors. . . . . . . . .                                       21
Public Offering:
  How is the Public Offering Price Determined?                        24
  How are Units Distributed?. .                                       26
  What are the Sponsor's Profits?                                     27
  Will There be a Secondary Market?                                   28
Rights of Unit Holders:
How is Evidence of Ownership Issued and Transferred?                  28
  How are Income and Capital Distributed?                             29
  What Reports will Unit Holders Receive?                             30
  How May Units be Redeemed?.                                         30
  Special Redemption, Liquidation and Investment in
  a New Trust. . . . . . . . .                                        32
  How May Units be Purchased by the Sponsor?                          34
How May Equity Securities be Removed from a
Trust?. . . . . . . . . . . .                                         34
Information as to Sponsor, Trustee and Evaluator:
  Who is the Sponsor?. . . . .                                        35
  Who is the Trustee?. . . . .                                        35
  Limitations on Liabilities of Sponsor and Trustee                   36
Who is the Evaluator?. . . .                                          36
Other Information:
  How May the Indenture be Amended or Terminated?                     36
Legal Opinions. . . . . . . .                                         37
  Experts. . . . . . . . . . .                                        37
Report of Independent Auditors.                                       38
Statements of Net Assets:
  Target 5 Trust, Series 5. . .                                       39
  Target 10 Trust, Series 11.                                         40
Schedules of Investments:
  Target 5 Trust, Series 5. .                                         41
  Target 10 Trust, Series 11. .                                       42
                        ___________

        THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM
IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

        THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND
HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C.
UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940,
AND TO WHICH REFERENCE IS HEREBY MADE.

                    FIRST TRUST (registered trademark)

                             Target 5 Trust
                                Series 5

                             Target 10 Trust
                                Series 11

                    First Trust (registered trademark)
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-708-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                         (National Association)
                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520


                            December 5, 1995



                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 44

                              -APPENDIX-


The graph which appears on page 25 of the prospectus represents a comparison between a $10,000 investment made on January 1, 1975 in those stocks which comprise the Dow Jones Industrial Average and an identical investment in the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1975 in the stocks which comprise the Dow Jones Industrial Average would on September 30, 1995 be worth $184,752 as opposed to $700,231 had the $10,000 been invested in the five lowest priced stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. Both figures assume that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns.



The graph which appears on page 27 of the prospectus represents a comparison between a $10,000 investment made on January 1, 1975 in those stocks which comprise the Dow Jones Industrial Average and an identical investment in the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. The chart indicates that $10,000 invested on January 1, 1975 in the stocks which comprise the Dow Jones Industrial Average would on September 30, 1995 be worth $184,752 as opposed to $394,864 had the $10,000 been invested in the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of December 31 of each respective year. Both figures assume that dividends received during each year will be reinvested at year end and sales charges, commissions, expenses and taxes were not considered in determining total returns.




                           MEMORANDUM

      Re:  The First Trust Special Situations Trust, Series 178


     As indicated in our cover letter transmitting the Registration Statement on Form S-6 and other related material under the Securities Act of 1933 to the Commission, the only difference of consequence (except as described below) between The First Trust Special Situations Trust, Series 172, which is the current fund, and The First Trust Special Situations Trust, Series 178, the filing of which this memorandum accompanies, is the change in the series number. The list of bonds comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the Series 172 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the bonds deposited in the Fund.



               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Cross-Reference Sheet

          The Prospectus

          The signatures

          Exhibits

          Financial Data Schedule



                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 178 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 18, 1996.

                           THE FIRST TRUST SPECIAL SITUATIONS
                           TRUST, SERIES 178
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                     Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                       DATE

Robert D. Van Kampen   Sole Director of
                       Nike Securities         November 18, 1996
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.  Robert M. Porcellino
                                               Attorney-in-Fact**






___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.



                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form   of  Trust  Agreement  for  Series  178  among  Nike
       Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporaiton,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

3.1* Opinion of counsel as to legality of Securities being registered.

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

                               S-4

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).


___________________________________
* To be filed by amendment.

                               S-5